Mail Stop 4561

      April 9, 2007

John M. Dionisio
Chief Executive Officer
Aecom Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, CA  90071

Re:	Aecom Technology Corporation
	Registration Statement on Form S-1
	File No. 333-141142
      Filed March 8, 2007

      Amendment No. 1 to Registration Statement on Form 10
      File No. 0-52423
      Filed March 7, 2007

Dear Mr. Dionisio:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      References to prior comments refer to our letter on the Form
10
dated February 27, 2007 and your response letter dated March 7, 2007.

Form S-1
General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Our Competitive Strengths, page 3

2. In order to balance the discussion of competitive strengths, please provide a summary of your competitive weaknesses or the risks associated with your business. Alternatively, please eliminate the discussion of competitive strengths.

The Offering, page 6

3. Please revise the summary to disclose the expected net proceeds of the offering. In addition, please revise the disclosure to clarify how you will use offering proceeds to allow your employees "to diversify their holdings."

Risk Factors, page 9

The value of our common stock could be volatile, page 14

4. Please disclose characteristics of your stock or business that may make your stock price more volatile than other listed securities.
The current disclosure appears to apply to any publicly-traded company.

Use of Proceeds, page 19

5. Please disclose the maturity date of your credit facility and the maturity date of your senior notes.

6. Please provide additional disclosure regarding your employee elections. For example, are these elections to have shares redeemed?

Capitalization, page 20
7. Based on your disclosure on pages 102 and F-46 the Class F and Class G Convertible Preferred stock will automatically convert upon completion of this offering. Please advise how this will be reflected in your capitalization table and provide appropriate footnotes to the table to illustrate the change in classification, if any.

Components of Income and Expense, page 24

8. Please identify the non-GAAP items in the initial sentence.
9. We have read and considered your response to comment 10. We continue to believe the use of net service revenue, gross margin, stock matches, and amortization expense of acquired intangible assets are titles that are confusingly similar to other measures calculated under GAAP. As such, please revise to label these measures in a manner that is dissimilar to descriptions used under GAAP. Further, it is not clear how you have provided a reconciliation to the most comparable measure for each of your non-GAAP measures. Your tabular presentation of a non-GAAP income statement would not meet the requirements of Item 10(e) of Regulation S-K. Lastly, please revise to remove phrases that suggest that your non-GAAP measures are more reflective of your business than measures calculated under generally accepted accounting principles.
10. Cost of net service revenues does not agree to the amounts included in your audited financial statements. To the extent that this is also a non-GAAP measure, please revise to include the appropriate disclosures.
11. Reference is made to your description of amortization expense of acquired intangible assets as a non-GAAP measure. In your tabular presentation these amounts still appear to be included in deriving income from operations. As such, it is not clear why separately presenting amortization expense is considered a non-GAAP measure. Please advise.

Quarterly Results of Operations, page 47
12. We have read and considered your response to comment 12. We note that you are continuing to include non-GAAP measures such as net service revenue and cost of net service revenue, as part of the consolidated quarterly information for the fiscal years 2006 and 2005. To the extent you plan to present your quarterly results of operations consistent with the requirements of Item 302 of Regulation
S-X, your information should be derived from GAAP financial statements consistent with Article 3 of Regulation S-X. Please revise accordingly.

Compensation Discussion and Analysis

Elements of Compensation, page 79
13. We note your response to prior comment 19. Please revise further to explain the impact of settlement in cash versus stock under SFAS
No. 123R.

Principal and Selling Stockholders, page 107

14. Please revise to name the natural persons holding voting control and dispositive powers over J.H. Whitney VI, L.P.

Underwriters, page 111

15. Please disclose whether the amount of offering expenses to be paid by the company includes offering expenses of the selling stockholders.

Where You Can Find Additional Information, page 114

16. Please update the address of the SEC to 100 F Street, N.E.,
Washington, D.C.  20549.

Note 14 - Redeemable Common and Preferred Stock and Stock Units, page
F-42
17. For the stock with determinable redemption dates, clarify your consideration of SFAS 150 in your footnote disclosure. In addition, please consider including a tabular presentation of your redeemable common and preferred stock that reconciles to the amounts included in your audited balance sheet.
18. Please clarify your basis in GAAP for classifying notes receivable from stockholders within temporary equity.

Part II

Item 15.  Recent Sales of Unregistered Securities
19. We note your response to prior comment 25. Please disclose the range of dates covered by the transactions identified in paragraphs
(i) - (v). With respect to paragraphs (i), (iii), (iv), and (v), please disclose the information about the consideration for these purchases that you provided in your response.
20. We note your response to comment 26. It appears that the sales in items (viii) to (xvii) were made in reliance on Regulation D. Please provide similar information regarding the number and types of purchasers.

Exhibits

21. Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

Form 10

22. Please revise your Form 10 to address any applicable comments we have raised on the Form S-1.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon at (202) 551-3472, or
Cicely
LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3780 with any other questions.


	Sincerely,



	Karen J. Garnett
	Assistant Director

cc:	Jonathan K. Layne, Esq. (via facsimile)


John M. Dionisio
Aecom Technology Corporation
April 9, 2007
Page 1